

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2011

Diana G. Reardon
Senior Vice President and Chief Financial Officer
Amphenol Corporation
368 Hall Avenue
Wallingford, Connecticut 06492

> **Re:** **Amphenol Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed on February 28, 2011**
> **File No. 001-10879**

Dear Ms. Reardon:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief